

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 30, 2014

Via E-mail
Amy (Yi) Zhang
Chief Executive Officer
Sky Solar Holdings, Ltd.
Suite 1604, 9 Queen's Road, Central
Hong Kong, Special Administrative Region
People's Republic of China

> **Re: Sky Solar Holdings, Ltd.**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed October 22, 2014**
> **File No. 333-198817**

Dear Ms. Zhang:

We have reviewed your registration statement and have the following comments.

Summary Consolidated Financial and Operating Data, page 10
Selected Consolidated Financial and Operating Data, page 56

1. Please revise basic and diluted earnings (loss) per share and earnings (loss) per ADS for the six months ended June 30, 2014 and 2013 to include each per share amount in parenthesis to clearly designate them as losses.

Consolidated Financial Statements

32. Acquisition of Subsidiaries, page F-63

2. We note the disclosure on page F-63 that no gain or loss was recognized on the transfer of the 30% equity interest in ChaoriSky Solar. Please expand to disclose that no gain or loss was recognized because you determined the investment in associate had a fair value of $0. Also, please expand your disclosure on page F-64 to state that the total consideration transferred also included the 30% equity interest in ChaoriSky Solar in addition to the accounts receivable settled and net payables incurred by the Group to ChaoriSky Solar.

33. Subsequent Events, page F-112

3. We note that on October 10, 2014 your wholly owned subsidiary, Sky Solar Japan Co. KK (SSJ), entered into an agreement with two groups of independent investors. To enable investors to more fully assess the impact of this agreement on your financial statements, please address the following:

- Disclose how you will account for this agreement in your financial statements;

- Disclose the carrying value of the solar power projects SSJ contributed to the SSJ Silent Partnership;

- Based on the contribution of each party to the SSJ Silent Partnership, address any asset impairment considerations, if applicable;

- Disclose the magnitude of the historic operating results SSJ contributed to the SSJ Silent Partnership;

- Clarify how the annual IRR of 15% will be determined and disclose the annual amount that will be required to be distributed to the Silent Partners before any amounts are distributable to the Group; and

- Based on the impact of the newly created non-controlling interest on your financial statements, provide us your consideration for reflecting this transaction in pro forma financial statements for the most recent fiscal year and current interim period.

You may contact Melinda Hooker, Staff Accountant at (202) 551-3732 or, in her absence, Anne McConnell, Staff Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

Cc: Via E-mail
       Shuang Zhao, Esq.